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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2001
                                           -----------
                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  Blocklisting Application
                                ------------------------

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AMVESCAP PLC
558539
IMMEDIATE RELEASE 13TH MARCH 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942




                                  AMVESCAP PLC


                            BLOCKLISTING APPLICATION


Application has been made to the UK Listing Authority and the London Stock Exchange for the blocklisting and admission to trading of 2,032,278 ordinary shares of 25p each.

These shares are reserved for issue under the Perpetual PLC share option schemes following the acquisition of this company in December 2000, and shall, on issue, rank pari passu with the existing shares of AMVESCAP PLC.




Enquiries to:

Michael Perman
Company Secretary
(+44) (0)207 626 3434

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  13th March 2001                      By /s/  MICHAEL S. PERMAN
                                             -----------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary